[redacted]

14047350

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 5 2014
DIVISION OF TRADING & MARKETS

UNI
SECURITIES AND
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17212

AB 3/31

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2013 (MM/DD/YY) AND ENDING 12/31/2013 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SunTrust Robinson Humphrey, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3333 Peachtree Road, NE.,Atlanta Financial Center, South Tower, 9th Floor
(No. and Street)

Atlanta	Georgia	30326
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Donald Morris 404-575-2565
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young, LLP
(Name – *if individual, state last, first, middle name*)

55 Ivan Allen Jr Blvd	Atlanta	Georgia	30308
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SD 3/18/14

OATH OR AFFIRMATION

I, Donald Morris, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SunTrust Robinson Humphrey, Inc., as of December 31, 2013, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DEBORAH CARTER
Notary Public
Douglas County
State of Georgia
My Commission Expires Dec 18, 2017

Signature

Chief Financial Officer
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Financial Statements and Supplemental Information

Year Ended December 31, 2013

Contents

EY
Building a better working world

Ernst & Young LLP
Suite 1000
55 Ivan Allen Jr. Boulevard
Atlanta, GA 30308

Tel: +1 404 874 8300
Fax: +1 404 817 5589
ey.com

Report of Independent Registered Public Accounting Firm

To the Shareholder and Board of Directors of
SunTrust Robinson Humphrey, Inc.

We have audited the accompanying financial statements of SunTrust Robinson Humphrey, Inc. (the Company), which comprise the statement of financial condition as of December 31, 2013, and the related statements of operations, changes in shareholder's equity, changes in subordinated borrowings, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

EY
Building a better working world

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of SunTrust Robinson Humphrey, Inc. as of December 31, 2013, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from, and relates directly to, the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Ernst + Young LLP

February 27, 2014

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Financial Condition

As of December 31, 2013
(In Thousands, Except Share Amounts)

Assets		
Cash and cash equivalents	$	628
Cash and securities segregated under Federal and other regulations		30,002
Deposits with clearing organizations		12,433
Receivables from brokers and dealers		16,183
Customer receivables		10,306
Securities purchased under agreements to resell		646,334
Securities borrowed		184,156
Securities owned:		
U.S. government and agency obligations		602,264
Corporate debt and other securities		544,918
Commercial paper		28,481
State and municipal obligations		64,712
Total securities owned (including encumbered securities of $667,405)		1,240,375
Secured demand note receivable from Parent		160,000
Goodwill		123,340
Accrued interest and other income receivable		49,651
Deferred taxes		38,713
Income tax receivable from Parent		2,816
Furniture, equipment, and leasehold improvements, less accumulated depreciation and amortization of $59,774		21,167
Net receivables for unsettled securities transactions		106,339
Other assets		4,355
Total assets	$	2,646,798
Liabilities and shareholder's equity		
Liabilities		
Securities sold under agreements to repurchase	$	881,143
Securities sold but not yet purchased		563,678
Lines of credit payable to related parties		173,532
Subordinated demand note payable to Parent		160,000
Accrued interest payable and other liabilities		30,773
Accrued compensation and benefits		65,053
Payables to brokers and dealers		16,247
Customer payables		6,696
Due to related parties		9,574
Total liabilities		1,906,696
Shareholder's equity		
Common stock, $1 par value; 100,000 shares authorized, issued, and outstanding		100
Additional paid-in capital		429,870
Retained earnings		310,132
Total shareholder's equity		740,102
Total liabilities and shareholder's equity	$	2,646,798

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Operations

Year Ended December 31, 2013
(In Thousands)

Revenues		
Corporate finance fees	$	197,513
Underwriting fees		118,790
Interest		43,953
Trading gains, net of losses		38,173
Commissions		26,604
Management fees		3,077
Total revenues		428,110
Expenses		
Compensation and benefits		189,775
Fees paid to related parties		84,100
Outside processing and software		28,149
Interest		20,468
Occupancy and equipment		12,853
Other		7,456
Total expenses		342,801
Income before income taxes		85,309
Provision for income taxes		32,538
Net income	$	52,771

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Shareholder's Equity

Year Ended December 31, 2013
(In Thousands)

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance, January 1, 2013	$ 100	$ 429,870	$ 257,361	$ 687,331
Net Income	–	–	52,771	52,771
Balance, December 31, 2013	$ 100	$ 429,870	$ 310,132	$ 740,102

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Changes in Subordinated Borrowings

Year Ended December 31, 2013
(In Thousands)

Subordinated demand note payable to Parent, January 1, 2013	$	160,000
Repayment of subordinated demand note		–
Issuance of subordinated demand note		–
Subordinated demand note payable to Parent, December 31, 2013	$	160,000

The accompanying notes are an integral part of these financial statements.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Statement of Cash Flows

Year Ended December 31, 2013
(In Thousands)

Operating activities	
Net income	$ 52,771
Adjustments to reconcile net income to net cash provided by operating activities:	
Depreciation and amortization	5,113
Deferred tax expense	2,590
(Increase) decrease in operating assets:	
Cash and securities segregated under Federal and other regulations	(10,769)
Securities purchased under agreements to resell and securities borrowed	217,460
Securities owned	139,302
Receivables:	
Brokers and dealers	(10,822)
Customers	(7,825)
Net receivable for unsettled securities transactions	(82,562)
Accrued interest and other income receivable	3,693
Income taxes receivable from Parent	(8,624)
Other assets	(30,757)
Increase (decrease) in operating liabilities:	
Securities sold but not yet purchased	(171,098)
Securities sold under agreements to repurchase	(50,893)
Accrued compensation and benefits	985
Accrued interest payable and other liabilities	(10,012)
Due to related parties	9,777
Payables to brokers and dealers	10,147
Customer payables	5,172
Net cash provided by operating activities	63,648
Investing activities	
Capital expenditures	(4,812)
Net cash used in investing activities	(4,812)
Financing activities	
Decrease in borrowings from related parties under lines of credit, net	(58,608)
Net cash used in financing activities	(58,608)
Net increase in cash and cash equivalents	228
Cash and cash equivalents, beginning of year	400
Cash and cash equivalents, end of year	$ 628
Supplemental cash flow information	
Cash paid:	
Interest	$ 21,025
Income taxes to Parent	$ 38,056

The accompanying notes are an integral part of these financial statements.

1. Organization and Nature of Business

SunTrust Robinson Humphrey, Inc. (the Company) is a wholly owned subsidiary of SunTrust Banks, Inc. (the Parent). The Company's operations consist of buying and selling securities for its customers and its own account and certain underwriting and other brokerage activities. The corporate finance function arranges public and private debt and equity placement services and other products for its customers. In addition, the Company is an active underwriter of debt for municipalities and not-for-profit institutions. The Company is registered with the Securities and Exchange Commission (SEC) as a broker-dealer and is a member of the Financial Industry Regulatory Authority (FINRA).

The Company self-clears fixed-income transactions. The Company introduces equity transactions on a fully disclosed basis through a third-party clearing broker.

2. Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could vary from those estimates.

Subsequent Events

The Company evaluated subsequent events through the date its financial statements were issued.

Cash and Cash Equivalents

The Company has defined cash and cash equivalents as highly liquid investments with original maturities of less than 90 days that are not held for sale in the ordinary course of business. The carrying amounts of cash and cash equivalents approximate their fair values. The Company does not consider cash segregated under Federal or other regulations as cash and cash equivalents for the statement of cash flows.

Collateralized Securities Transactions

Securities purchased under agreements to resell and securities sold under agreements to repurchase are carried at the contractual amounts at which the securities will be subsequently

2. Summary of Significant Accounting Policies (continued)

resold or repurchased. It is the Company's policy to take possession or control of securities purchased under agreements to resell at the time these agreements are entered into. The counterparties to these agreements typically are primary dealers of U.S. government securities and financial institutions. Collateral is valued daily, and additional collateral is obtained from or refunded to counterparties when appropriate.

Securities borrowed result from transactions with other broker dealers or financial institutions and are recorded at the amount of cash collateral advanced. These amounts are included in securities borrowed in the statement of financial condition. Securities borrowed transactions require the Company to deposit cash with the lender. The Company monitors the market value of securities borrowed on a daily basis, with additional collateral obtained or refunded as necessary.

Interest accrued on securities purchased under agreements to resell and securities borrowed transactions is included in accrued interest and other income receivable in the statement of financial condition and interest income in the statement of operations. Interest accrued on securities sold under agreements to repurchase is included in accrued interest payable and other liabilities on the statement of financial condition and interest expense in the statement of operations.

Securities Owned

Securities transactions and related gains and losses are recorded on a trade date basis. Unless otherwise indicated, trading assets are priced by the trading desk and independently validated against pricing received from third party pricing sources. Equity securities owned are valued at the last reported price on the exchange that they trade. Securities not readily marketable are valued at their estimated fair value based on quoted bid prices or pricing models, as determined by management; except for short positions for which the last quoted ask price is used. The change in fair value is included in the statement of operations as trading gains, net of losses. Amounts receivable and payable for securities transactions that have not reached their contractual final settlement date are recorded net in net receivables for unsettled securities transactions on the statement of financial condition.

2. Summary of Significant Accounting Policies (continued)

Furniture, Equipment, and Leasehold Improvements

Furniture and equipment are recorded at historical cost. Depreciation is computed predominantly using the straight-line method over the estimated useful lives of the assets. Leasehold improvements are recorded at historical cost. Amortization is computed using the straight-line method over the lesser of the economic useful life of the improvement or the term of the lease.

Goodwill

The Company reviews goodwill on an annual basis for impairment and as events occur or circumstances change that would more likely than not reduce the fair value below its carrying amount. No impairment of goodwill was recorded in 2013.

Impairment of Long-Lived Assets

The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. To determine recoverability of its long-lived assets, the Company evaluates the probability that future undiscounted net cash flows will be less than the carrying amount of the assets. There were no such impairments for the year ended December 31, 2013.

Corporate Finance, Underwriting, and Management Fees

Corporate finance fees are negotiated based on specific services offered and are recognized when such services are completed without further obligations. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determinable. Management fees are recognized as earned on a pro rata basis over the term of the contract. Corporate finance and underwriting fees are presented net of direct transaction related expenses.

Commissions

Commissions are earned by the Company for buying and selling equity securities on behalf of customers and are recognized on the trade date. The Company records a receivable from the third-party clearing broker for its share of commissions, net of expenses associated with the commissions.

2. Summary of Significant Accounting Policies (continued)

Income Taxes

The provision for income taxes is based on income and expense reported for financial statement purposes after adjustment for permanent differences. Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. Subsequent changes in the tax laws require adjustment to these assets and liabilities with the cumulative effect included in the provision for income taxes for the period in which the change is enacted. A valuation allowance is recognized for a deferred tax asset if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax asset will not be realized. In computing the income tax provision, the Company evaluates the technical merits of its income tax positions based on current legislative, judicial and regulatory guidance. Interest and penalties related to the Company's tax positions are recognized as a component of the income tax provision. For additional information on the Company's activities related to income taxes, see Note 11, "Income Taxes."

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the tax sharing policy applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Payments to tax authorities are made by SunTrust Banks, Inc.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements

In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (Topic 210): Disclosures about Offsetting Assets and Liabilities." The ASU requires additional disclosures about financial instruments and derivative instruments that are offset or subject to an enforceable master netting arrangement or similar agreement. In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities", which more narrowly defined the scope of financial instruments to only include derivatives, repurchase and reverse repurchase agreements, and securities borrowing and lending transactions. The Company adopted these ASUs at January 1, 2013, and the adoption did not have an impact on the Company's financial position or results of operations. See Note 5, "Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase" for further details.

3. Accounting Policies Recently Adopted and Pending Accounting Pronouncements (continued)

In October 2012, the FASB issued ASU 2012-04, Technical Corrections and Improvements. The ASU prescribes technical corrections and improvements to the Accounting Standard Codification for source literature amendments, guidance clarification and reference corrections, and relocated guidance within the Accounting Standards Codification. The ASU is effective for fiscal periods beginning after December 15, 2012. The Company adopted the ASU as of January 1, 2013, and the adoption did not have an impact on the Company's financial position or results of operations.

In July 2013, the FASB issued ASU 2013-11, "Income Taxes Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists (a consensus of the Emerging Issues Task Force)." Prior to this ASU, U.S. GAAP did not include explicit guidance on the financial statement presentation of a UTB when a NOL carryforward, a similar tax loss, or a tax credit carryforward exists. The ASU requires, with limited exceptions, that a UTB, or a portion of a UTB, should be presented in the financial statements as a reduction to a DTA for a NOL carryforward, a similar tax loss, or a tax credit carryforward. The ASU is effective for fiscal years and interim periods beginning after December 15, 2013. As early adoption is permitted, the Company adopted this ASU upon issuance and applied it retrospectively as permitted. As this ASU only impacts financial statement presentation and related footnote disclosures, there is no impact on the Company's financial position or results of operations.

4. Cash and Securities Segregated Under Federal and Other Regulations

At December 31, 2013, U.S. Treasury securities with a fair value of $30.0 million and cash of $1 thousand have been segregated in a special reserve account for the exclusive benefit of customers of the Company under SEC Rule 15c3-3.

5. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase

Securities purchased under agreements to resell and securities sold under agreements to repurchase are collateralized primarily by U.S. government or agency securities. Securities borrowed are collateralized primarily by corporate securities. These securities purchased under agreements to resell, securities borrowed, and securities sold under agreements to repurchase are carried at the amounts at which the securities will be subsequently resold or repurchased. Securities borrowed are primarily used to cover firm short positions. Securities purchased under

5. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase (continued)

agreements to resell are used to cover firm short positions or subsequently sold under agreements to repurchase as a spread. Securities sold under agreements to repurchase are primarily used to fund firm trading inventory. The Company takes possession of all securities under agreements to resell and securities borrowed and performs appropriate margin evaluation on the acquisition date based on market volatility, as necessary. It is the policy of the Company to obtain possession of collateral with a fair value between 95% and 110% of the principal amount loaned under resale and borrowing agreements. Collateral under repurchase, borrowing, and resale agreements is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The Company has policies and procedures to manage market risk associated with client trading and assumes a limited degree of market risk by managing the size and nature of its exposure. At December 31, 2013, the Company had accepted collateral with a fair value of $836 million that the Company is permitted to sell or repledge and had repledged $195.5 million of that collateral in matched book transactions. The Company has pledged $656.7 million of certain trading instruments to secure $643.2 million of repurchase agreements as of December 31, 2013.

The following is a summary of repurchase agreements and the fair market value of related collateral pledged as of December 31, 2013 (in thousands):

	Contract	Accrued Interest	Total Contract	Fair Market Value	Average Rate
Overnight maturities:					
U.S. government and agency obligations	$ 572,451	$ 2	$572,453	$582,637	0.13%
Corporate debt and other securities	266,283	2	266,285	283,642	0.23%
On demand maturities:					
U.S. government and agency obligations	42,409	3	42,412	44,296	0.23%
	$ 881,143	$ 7	$881,150	$910,575	

Securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase are governed by a master repurchase agreement. Under the terms of the master repurchase agreement, all transactions between the Company and the counterparty constitute a single business relationship such that in the event of default, the nondefaulting party is entitled to set off claims and apply property held by that party in respect of any transaction against obligations owed. Any payments, deliveries, or other transfers may be applied against each other and netted. These amounts are limited to the contract asset/liability balance, and

5. Securities Purchased Under Agreements to Resell, Securities Borrowed, and Securities Sold Under Agreements to Repurchase (continued)

accordingly, do not include excess collateral received/pledged. None of the Company's repurchase, reverse repurchase, or securities borrowing transactions met the right of setoff criteria at December 31, 2013.

The following table presents the Company's eligible securities borrowed or purchased under agreements to resell and securities sold under agreements to repurchase as of December 31, 2013 (in thousands):

Description	Gross Amounts of Recognized Assets/Liabilities	Gross Amounts Offset in the Statement of Financial Condition	Net Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition	Collateral	Net Amount
Assets						
Securities purchased under agreements to resell and securities borrowed	$ 830,490	$ -	$ 830,490	$ 830,490	$ 822,384	$ 8,106
Total Assets	$ 830,490	$ -	$ 830,490	$ 830,490	$ 822,384	$ 8,106
Securities sold under agreements to repurchase						
Liabilities	$ 881,143	$ -	$ 881,143	$ 881,143	$ 881,108	$ 35

6. Fair Value of Financial Instruments

The Company carries certain assets and liabilities at fair value on a recurring basis and classifies them as level 1, 2, or 3 within the fair value hierarchy. The Company's recurring fair value measurements are based on a requirement to carry such assets and liabilities at fair value. Assets and liabilities that are required to be carried at fair value on a recurring basis include securities owned and securities sold but not yet purchased.

6. Fair Value of Financial Instruments (continued)

Depending on the nature of the asset or liability, the Company uses various valuation techniques and assumptions when estimating fair value. The assumptions used to estimate the value of an instrument have varying degrees of impact to the overall fair value of the asset or liability. This process involves the gathering of multiple sources of information, including broker quotes, values provided by pricing services, trading activity in other similar securities, market indices, pricing matrices along with employing various modeling techniques, such as discounted cash flow analyses, in arriving at the best estimate of fair value. Any model used to produce material financial reporting information is required to have a satisfactory independent review performed on an annual basis, or more frequently, when significant modifications to the functionality of the model are made. This review is performed by an internal group that separately reports to the Corporate Risk Function of the Parent.

The Company has formal processes and controls in place to ensure the appropriateness of all fair value estimates. For fair values obtained from a third party, there is an internal independent price validation function within the Finance organization that provides oversight for fair value estimates. For level 2 instruments and certain level 3 instruments, the validation generally involves evaluating pricing received from two or more other third party pricing sources that are widely used by market participants. The Company reviews pricing validation information from both a qualitative and quantitative perspective and determines whether pricing differences exceed acceptable thresholds. If the pricing differences exceed acceptable thresholds, then the Company reviews differences in valuation approaches used at each pricing service, which may include contacting that pricing service to gain further information on the valuation of a particular security or class of securities, to determine the ultimate resolution of the pricing variance, which could include an adjustment to the price used for financial reporting purposes. The Company classifies instruments as level 2 in the fair value hierarchy when it is able to determine that external pricing sources are using similar instruments trading in the markets as the basis for estimating fair value. One way the Company determines this is by the number of pricing services that will provide a quote on the instrument along with the range of values provided by those pricing services. A wide range of quoted values may indicate that significant adjustments to the trades in the market are being made by the pricing services. The Company maintains a cross-functional approach when the fair value estimates for level 3 trading assets and liabilities are internally developed, since the selection of unobservable inputs is subjective. This cross-functional approach includes input on assumptions not only from the related line of business, but also from risk management and finance. A consensus of the estimate of the

6. Fair Value of Financial Instruments (continued)

instrument's fair value is reached after evaluating all available information pertaining to fair value. Inputs, assumptions and overall conclusions on internally priced level 3 valuations are formally documented on a quarterly basis.

The classification of an instrument as level 3 involves judgment and is based on a variety of subjective factors. These factors are used in the assessment of whether a market is inactive, resulting in the application of significant unobservable assumptions in the valuation of a financial instrument. A market is considered inactive if significant decreases in the volume and level of activity for the asset or liability have been observed. In determining whether a market is inactive, the Company evaluates such factors as the number of recent transactions in either the primary or secondary markets, whether price quotations are current, the nature of the market participants, the variability of price quotations, the significance of bid/ask spreads, declines in (or the absence of) new issuances, and the availability of public information. Inactive markets necessitate the use of additional judgment when valuing financial instruments, such as pricing matrices, cash flow modeling, and the selection of an appropriate discount rate. The assumptions used to estimate the value of an instrument where the market was inactive are based on the Company's assessment of the assumptions a market participant would use to value the instrument in an orderly transaction and includes consideration of illiquidity in the current market environment.

The Company carries securities owned, securities segregated under Federal and other regulations, and securities sold but not yet purchased at fair value on a recurring basis and classifies them as level 1, 2, or 3 within the fair value hierarchy as follows:

Level 1 – Assets or liabilities valued using unadjusted quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, such as publicly-traded instruments or futures contracts.

Level 2 – Assets and liabilities valued based on observable market data for similar instruments.

Level 3 – Assets and liabilities for which significant valuation assumptions are not readily observable in the market. Instruments are valued based on the best available data, some of which is internally developed, and considers risk premiums that a market participant would require.

6. Fair Value of Financial Instruments (continued)

The following table presents securities owned and securities sold but not yet purchased measured at fair value on a recurring basis:

	Fair Value Measurement at December 31, 2013 Using			
(In Thousands)	Assets/Liabilities	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)
Securities segregated under federal and other regulations: U.S. government	$ 30,002	$ 30,002	$ -	$ -
Securities owned:				
U.S. government and agency obligations	$ 602,264	$ 13,940	$ 588,324	$ -
State and municipal obligations	64,712	-	64,712	-
Corporate debt and other securities	544,918	153	533,915	10,850
Commercial paper	28,481	-	28,481	-
Total securities owned	$ 1,240,375	$ 14,093	$ 1,215,432	$ 10,850
Securities sold but not yet purchased:				
U.S. government and agency obligations	$ 384,539	$ 384,539	$ -	$ -
Corporate debt and other securities	179,139	-	179,139	-
Total securities sold but not yet purchased	$ 563,678	$ 384,539	$ 179,139	$ -

U.S. government and agency obligations

The Company includes in this classification U.S. Treasury securities which are classified as level 1 as well as securities issued by federal agencies and government sponsored entities (GSEs) in addition to pass through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac and Ginnie Mae.

Securities issued by federal agencies consist primarily of debt obligations collateralized by loans that are guaranteed by the Small Business Administration (SBA) and are, therefore, backed by the full faith and credit of the U.S. government. For SBA instruments, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these instruments as level 2.

6. Fair Value of Financial Instruments (continued)

Securities issued by GSEs such as Fannie Mae and Freddie Mac are not explicitly guaranteed by the U.S. government; however, the GSEs carry an implied rating commensurate with that of U.S. government obligations and may be required to maintain such rating through its agency agreement. In certain instances, the U.S. Treasury owns the senior preferred stock of these enterprises and has made a commitment under that stock purchase agreement to provide these GSEs with funds to maintain a positive net worth.

Pass-through securities and collateralized mortgage obligations issued by GSEs and U.S. government agencies, such as Fannie Mae, Freddie Mac, and Ginnie Mae each contain a guarantee by the issuing GSE or agency. For agency mortgage-backed securities, the Company estimated fair value based on pricing from observable trading activity for similar securities or obtained fair values from a third party pricing service; accordingly, the Company has classified these as level 2.

State and municipal obligations

The Company's investments in U.S. state and municipal obligations include obligations of county and municipal authorities and agency bonds, which are general obligations of the municipality or are supported by a specified revenue source and are predominantly highly rated. Holdings are geographically dispersed with no significant concentrations in any one state or municipality. These obligations are classified as level 2 in the fair value hierarchy.

Commercial paper

The Company trades third party commercial paper (CP) that is generally short-term in nature (less than 30 days) and highly rated. The Company estimates the fair value of the CP based on observable pricing from executed trades of similar instruments and it is, therefore, classified as level 2 in the fair value hierarchy.

Corporate debt and other securities

The Company's level 1 instruments include exchange traded futures contracts and money market mutual funds for which pricing is readily available.

Corporate debt securities are predominantly debt obligations of domestic corporations and are classified as level 2. Also classified as level 2 and included in this category are asset backed securities that are either publicly traded or are 144A privately placed bonds. The company

6. Fair Value of Financial Instruments (continued)

utilizes an independent pricing service to obtain fair values for estimating the fair value of privately held bonds.

The Company's investments in level 3 trading CDOs consisted of senior ARS interests in Company-sponsored securitizations of trust preferred collateral. The auctions related to these securities continue to fail and the Company continues to make significant adjustments to valuation assumptions based on information available from observable secondary markets trading of similar term securities; therefore, the Company continues to classify these as level 3 investments. The Company values these interests utilizing a pricing matrix based on range of overcollateralization levels that is periodically updated based on discussion with the dealer community along with limited trade data. Under this modified approach, as of December 31, 2013 all CDO ARS were valued using a simplified discounted cash flow approach that prices the securities to their expected maturity. The primary inputs and assumptions considered by the Company in valuing these retained interest were overcollateralization levels (impacted by credit losses) and the discount margin over LIBOR. Subsequent to December 31, 2013, the Company sold all of its level 3 investments in trading CDOs at prices that approximate the fair value at December 31, 2013.

The following table presents a reconciliation of the beginning and ending balances of instruments measured at fair value on a recurring basis using significant unobservable inputs (level 3) during the year ended December 31, 2013:

Securities Owned	(In Thousands)
Beginning balance January 1, 2013	$ 15,083
Included in earnings in trading gains, net of losses	6,551
Sales	(10,784)
Ending balance December 31, 2013	$ 10,850
The amount of total gains, net of losses for the 12 months ended December 31, 2013, included in earnings attributable to the change in unrealized gains or losses relating to instruments still held at December 31, 2013	$ 3,013

6. Fair Value of Financial Instruments (continued)

The valuation technique and range, including weighted average, of the unobservable inputs associated with the Company's level 3 assets and liabilities are as follows:

	Level 3 Significant Unobservable Input Asumptions			
(In thousands)	Fair Value December 31, 2013	Valuation Technique	Unobservable Input	Range (weighted average)
Assets:				
Trading assets:				
CDO securities	$10,850	Matrix pricing	Indicative pricing based on overcollateralization ratio	$50-$60 ($51)
			Discount margin	4.3-5.5% (5.3%)

The Company's policy for recording transfers into and out of the fair value hierarchy levels are assumed to be at the end of the period in which the transfers occurred. For the year ended December 31, 2013 there were no transfers between level 1 and level 2 and between level 2 and level 3. The carrying value of financial instruments not measured at fair value presented on the balance sheet approximates fair value.

7. Premises and Equipment

Premises and equipment as of December 31, 2013 consisted of the following:

	Useful Life	At December 31, 2013
	(In Thousands)	
Building and improvements	2–40 years	$ 3
Leasehold improvements	1–30 years	22,372
Furniture and equipment	1–20 years	56,155
Construction-in-process		2,411
		80,941
Less accumulated depreciation		(59,774)
Total premises and equipment		$ 21,167

7. Premises and Equipment (continued)

The Company leases certain office facilities and equipment under noncancelable leases that expire through 2023, some of which have stated rate increases. In addition, the Company has various obligations, mostly monthly commitments of less than one year, under other equipment leases. Minimum rental commitments on noncancelable leases for each of the following years ending December 31 are as follows (in thousands):

2014	$ 8,729
2015	6,180
2016	9,088
2017	6,939
2018	9,929
Thereafter	44,270
Total minimum lease payments	$ 85,135

Rental and depreciation/amortization expense for the year ended December 31, 2013 was $6.0 million and $5.1 million, respectively, as reported in occupancy and equipment in the statement of operations.

8. Securities Sold But Not Yet Purchased

Sales of securities not yet purchased represent an obligation of the Company to deliver specified securities at a predetermined date and price. The Company will be obligated to acquire the required securities at prevailing market prices in the future to satisfy this obligation. Securities sold but not yet purchased consisted of the following at quoted market prices at December 31, 2013 (in thousands):

U.S. government and agency obligations	$ 384,539
Corporate debt and other securities	179,139
	$ 563,678

9. Employee Benefits

The Company participates in the pension and other employee benefit plans of the Parent for the benefit of substantially all employees of the Company, which includes participation in the stock based awards of the bank through the SunTrust Banks, Inc. 2009 Stock Plan (as amended and

9. Employee Benefits (continued)

restated effective January 1, 2011), under which the Parent's Compensation Committee of the Board of Directors has the authority to grant stock options, restricted stock, and restricted stock units, of which some may have performance features to key employees of the Company. Stock options are granted at an exercise price which is no less than the fair market value of a share of SunTrust Banks, Inc. common stock on the grant date and may be either tax-qualified incentive stock options or nonqualified stock options. Stock options typically vest pro-rata over three years and generally have a maximum contractual life of 10 years. Upon option exercise, shares are issued to employees from treasury stock.

The Company's expense related to the pension plan and other employee benefits was approximately $15.1 million in 2013, all of which is included in compensation and benefits expense in the accompanying statement of operations.

The Parent allocates stock option and restricted stock option expense to the Company. The Company's stock option and restricted stock expense for 2013 was approximately $113 thousand and $4.7 million, respectively, which is also included in compensation and benefits expense in the accompanying statement of operations. At December 31, 2013, there was approximately $10.6 million of unrecognized stock-based compensation expense related to nonvested stock on the Parent's balance sheet that is allocable to the Company.

10. Transactions with Related Parties

During the year ended December 31, 2013, the Company engaged in various transactions with the Parent and its affiliates. The Parent provides certain management services and staff support functions for all of its subsidiaries. The total costs for these services are allocated among the Parent's subsidiaries in accordance with our expense sharing agreement. In 2013, the cost of these services allocated to the Company was $35.2 million in fees paid to related parties in the statement of operations. In addition, the Company pays various negotiated referral fees to the Parent and affiliates for sales involving customers of such entities. In 2013, total referral fees paid to the Parent and affiliates was $48.9 million which is included in fees paid to related parties in the statement of operations. In addition to paying for services and referral fees, the Company earns revenue from the Parent and affiliates for providing certain corporate finance, underwriting, and trading. In 2013, revenue earned for such activities totaled $4.2 million.

10. Transactions with Related Parties (continued)

Balances with respect to related parties at December 31, 2013, are (in thousands):

Cash and cash equivalents	$ 628
Cash segregated under Federal and other regulations	1
Income tax receivable from Parent	2,816
Securities owned	73,495
Secured demand note receivable from Parent	160,000
Due to related parties	9,574
Lines of credit payable to related parties	173,532
Subordinated demand note payable to Parent	160,000
Revenues:	
Corporate finance fees	1,504
Underwriting fees	1,315
Trading	1,347
Expenses:	
Interest	1,331
Fees paid to related parties	84,100

The Company has a $385 million unsecured demand revolving line of credit with the Parent. The line of credit has a stated interest rate at the Parent's monthly average cost of funds, which was 0.28% at December 31, 2013, with interest due monthly. At December 31, 2013, the outstanding balance on this unsecured line of credit was $150 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company has a $160 million subordinated collateralized noninterest-bearing note payable with the Parent. Under the terms of the note payable, the Parent provided the Company with a noninterest-bearing note receivable, collateralized by marketable securities, owned by the Parent. The subordinated note payable is covered by agreements approved by FINRA, and thus, the amount is available in computing net capital under the SEC's Uniform Net Capital Rule 15c3-1 (SEC Rule 15c3-1). To the extent that such borrowing is required for the Company's continued compliance with the net capital requirements (Note 15), it may not be repaid. Furthermore, the

10. Transactions with Related Parties (continued)

Company must notify FINRA within six months of the Company's intent to make payments. As of December 31, 2013, no such notices had been presented to FINRA.

The Company also has a $400 million committed unsecured line of credit with SunTrust Bank (STB). The line of credit has a stated interest rate equal to one month LIBOR plus 0.90% per annum. The interest rate at December 31, 2013 was 1.069%. Any advances and accrued interest are due the following business day. At December 31, 2013, the outstanding balance was $23.5 million and is included in lines of credit payable to related parties in the statement of financial condition.

The Company also has a $5 million overdraft facility note with STB. The overdraft facility has a stated interest rate equal to STB's overnight cost of funds at the date of advance plus ten basis points. Advances and accrued interest under the facility are due the following business day. At December 31, 2013, there were no outstanding borrowings under the facility.

During the year ended December 31, 2013, the Company paid $32.9 million to the Parent to settle the transfer from the Company to the Parent of certain deferred tax liabilities.

11. Income Taxes

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. In accordance with the tax sharing policy applicable to SunTrust Banks, Inc. and each of its subsidiaries, the Company's income taxes are calculated as if the Company filed separate income tax returns with appropriate adjustments to properly reflect the impact of a consolidated filing. Additionally, the Company files its own separate state income tax returns in certain jurisdictions. The current and deferred portions of the income tax expense/(benefit) included in the statement of operations as determined in accordance with ASC 740, *Income Taxes*, are as follows:

	2013 *(In Thousands)*		
	Current	**Deferred**	**Total**
Federal	$ 27,364	$ 1,311	$ 28,675
State	2,584	1,279	3,863
	$ 29,948	$ 2,590	$ 32,538

11. Income Taxes (continued)

A reconciliation of the expected income tax expense computed at the federal statutory rate of 35% to the Company's actual provision for income tax expense is as follows:

	2013 (In Thousands)
Income tax at federal statutory rate of 35%	$ 29,858
State income taxes, net of federal benefit	2,511
Other	169
Total provision for income taxes	$ 32,538

Deferred income tax assets and liabilities result from differences between the timing of the recognition of assets and liabilities for financial reporting purposes and for income tax return purposes. These assets and liabilities are measured using the enacted tax rates and laws that are currently in effect. The significant components of the deferred tax assets and deferred tax liabilities as of December 31, 2013, were as follows:

	2013 (In Thousands)
Deferred tax assets:	
State tax credit carryforwards, net of federal benefit	$ 430
Employee benefits	30,935
Accrued expenses	6,739
Unearned Income	2,422
Other	432
Total deferred tax asset	$ 40,958
Deferred tax liabilities:	
Intangibles	$ (1,944)
Other	(301)
Total deferred tax liabilities	$ (2,245)
Net deferred tax assets	$ 38,713

11. Income Taxes (continued)

The deferred tax assets include state tax credit carryforwards of $0.4 million as of December 31, 2013, that will expire, if not utilized, in 2017. The Company determined that a valuation allowance is not required for the federal and state deferred tax assets because it is more likely than not these assets will be realized.

No unrecognized tax benefits have been recorded under ASC 740-10, *Income Taxes*, and no corresponding interest or penalties have been accrued. The Company continually evaluates the unrecognized tax benefits associated with its uncertain tax positions. The Company does not expect a significant change in its unrecognized tax benefits within 12 months of this reporting date.

The Company is included in the consolidated federal income tax return and various consolidated or combined state income tax returns filed by SunTrust Banks, Inc. Additionally, the Company files its own separate state income tax returns and local tax returns in certain jurisdictions. SunTrust Banks, Inc.'s federal income tax returns are no longer subject to examination by the Internal Revenue Service for taxable years prior to 2010. With limited exceptions, SunTrust Banks, Inc. and the Company are no longer subject to examination by state and local taxing authorities for taxable years prior to 2006.

12. Commitments and Contingencies

Litigation and Regulatory Matters

In the ordinary course of business, the Company and its subsidiaries are parties to numerous civil claims and lawsuits and subject to regulatory examinations, investigations, and requests for information. Some of these matters involve claims for substantial amounts. The Company's experience has shown that the damages alleged by plaintiffs or claimants are often overstated, based on novel or unsubstantiated legal theories, unsupported by facts, and/or bear no relation to the ultimate award that a court might grant. Additionally, the outcome of litigation and regulatory matters and the timing of ultimate resolution are inherently difficult to predict. Because of these factors, the Company typically cannot provide a meaningful estimate of the range of reasonably possible outcomes of claims in the aggregate or by individual claim. However, on a case-by-case basis, reserves are established for those legal claims in which it is probable that a loss will be incurred and the amount of such loss can be reasonably estimated. The actual costs of resolving these claims may be substantially higher or lower than the amounts reserved.

12. Commitments and Contingencies (continued)

For a limited number of legal matters in which the Company is involved, the Company is able to estimate a range of reasonably possible losses. For other matters for which a loss is probable or reasonably possible, such an estimate is not possible. For those matters where a loss is both estimable and reasonably possible, management currently estimates the aggregate range of reasonably possible losses as $0 to approximately $30 million in excess of the reserves, if any, related to those matters. This estimated range of reasonably possible losses represents the estimated possible losses over the life of such legal matters, which may span a currently indeterminable number of years, and is based on information currently available at December 31, 2013. The matters underlying the estimated range will change from time to time, and actual results may vary significantly from this estimate. Those matters for which an estimate is not possible are not included within this estimated range; therefore, this estimated range does not represent the Company's maximum loss exposure. Based on current knowledge, it is the opinion of management that liabilities arising from legal claims in excess of the amounts currently reserved, if any, will not have a material impact to the Company's financial condition, results of operations, or cash flows. However, in light of the significant uncertainties involved in these matters and the large or indeterminate damages sought in some of these matters, an adverse outcome in one or more of these matters could be material to the Company's financial condition, results, or cash flows for any given reporting period.

The following is a description of certain litigation and regulatory matters:

Lehman Brothers Holdings, Inc. Litigation

Beginning in October 2008, the Company, along with other underwriters and individuals, were named as defendants in several individual and putative class action complaints filed in the U.S. District Court for the Southern District of New York and state and federal courts in Arkansas, California, Texas, and Washington. Plaintiffs alleged violations of Sections 11 and 12 of the Securities Act of 1933 and/or state law for allegedly false and misleading disclosures in connection with various debt and preferred stock offerings of Lehman Brothers Holdings, Inc. ("Lehman Brothers") and sought unspecified damages. All cases were transferred for coordination to the multi-district litigation captioned In re Lehman Brothers Equity/Debt Securities Litigation pending in the U.S. District Court for the Southern District of New York. Defendants filed a motion to dismiss all claims asserted in the class action. On July 27, 2011, the District Court granted in part and denied in part the motion to dismiss the claims against the Company and the other underwriter defendants in the class action. A settlement with the class plaintiffs was approved by the Court and the class settlement approval process was completed. A number of individual lawsuits and smaller putative class actions remained following the class settlement. The Company settled two such individual actions. The other individual lawsuits were

12. Commitments and Contingencies (continued)

dismissed. The appeal period in one such case expired in January 2014 and in the other two will expire once the plaintiffs' claims against a third party have been resolved.

Colonial BancGroup Securities Litigation

Beginning in July 2009, the Compnay, certain other underwriters, the Colonial BancGroup, Inc. ("Colonial BancGroup") and certain officers and directors of Colonial BancGroup were named as defendants in a putative class action filed in the U.S. District Court for the Middle District of Alabama entitled In re Colonial BancGroup, Inc. Securities Litigation. The complaint was brought by purchasers of certain debt and equity securities of Colonial BancGroup and seeks unspecified damages. Plaintiffs allege violations of Sections 11 and 12 of the Securities Act of 1933 due to allegedly false and misleading disclosures in the relevant registration statement and prospectus relating to Colonial BancGroup's goodwill impairment, mortgage underwriting standards, and credit quality. On August 28, 2009, the Colonial BancGroup filed for bankruptcy. The defendants' motion to dismiss was denied in May 2010, but the Court subsequently ordered Plaintiffs to file an amended complaint. This amended complaint was filed and the defendants filed a motion to dismiss. In October 2013, the Court granted in part and denied in part this motion.

13. Financial Instruments with Off-Balance Sheet Risk

Securities transactions that are scheduled to settle beyond the normal settlement date are considered forward contracts and, therefore, are not reflected in trading assets or liabilities. The Company enters into various off-balance sheet financial instruments of this nature regarding mortgage-backed, to-be-announced (TBA) securities and futures contracts. These instruments are used to meet the needs of customers, conduct trading activities, and manage market risks and are subject to varying degrees of market and credit risk. The net unrealized gains and losses on these transactions are reflected in securities owned and securities sold but not yet purchased and in current period earnings. At December 31, 2013, the Company had net TBA commitments to sell of $10.8 million, resulting in a net unrealized loss of $0.4 million. There were futures contracts outstanding of $660 million notional, used to hedge government agency securities, resulting in a net unrealized gain of $46 thousand as of December 31, 2013.

14. Guarantees to Third Parties

The Company uses a third-party clearing broker to clear and execute customers' equity securities transactions and to hold customer accounts. Under the agreement, the Company will indemnify the broker for amounts paid to purchase the security. The maximum potential liability could be

14. Guarantees to Third Parties (continued)

equal to the aggregate trading volume of the customers' transactions during the settlement period; however, this amount cannot be estimated due to the volatility in daily trading volumes. The liability is minimized by the fact that, in the event of nonperformance by the customer, the underlying security would be transferred to the Company who would, in turn, immediately liquidate the position, limiting the loss exposure to the market fluctuation in the underlying price of the security. Additionally, the Company may seek recourse from the customer by reimbursing itself from any cash or securities in the defaulting customers' account. The Company believes that it is unlikely it will have to make material payments under this arrangement and has not recorded any contingent liability in the financial statements for this indemnification. For the year ended December 31, 2013, the Company experienced de minimis net losses as a result of the indemnity. The clearing agreement expires May 2015.

15. Net Capital Requirements

The Company is subject to SEC Rule 15c3-1, which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by SEC Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, equal to the greater of the minimum dollar net capital requirement or 2% of aggregate debit balances arising from customer transactions, as defined. At December 31, 2013, the Company had net capital, as defined, of $496.3 million, which was $495.3 million in excess of the required net capital.

Supplemental Information

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule I
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission

December 31, 2013
(In Thousands)

Computation of net capital		
Total shareholder's equity		$ 740,102
Add:		
Subordinated borrowings allowable in computation of net capital		160,000
Total capital and allowable subordinated borrowings		900,102
Deductions and/or charges:		
Nonallowable assets:		
Goodwill	123,340	
Accrued interest and other income receivable	41,295	
Deposits with clearing organizations	12,433	
Deferred taxes	38,713	
Furniture, equipment, and leasehold improvements, net of accumulated depreciation	21,167	
Other assets, miscellaneous	9,125	
Total nonallowable assets	246,073	
Other deductions or charges	13,378	259,451
Net capital before haircuts on securities positions		640,651
Haircuts on securities:		
Corporate debt obligations	107,350	
U.S. government and agency obligations	35,297	
State and municipal obligations	1,721	
Other securities	2	144,370
Net capital		$ 496,281
Computation of alternative net capital requirement		
2% of aggregate debit items as shown in formula for reserve requirements pursuant to Rule 15c3-3 prepared as of the date of the net capital computation or minimum net capital requirement (if greater)		1,019
Excess net capital		$ 495,262
Net capital in excess of 5% of aggregate debit items or 120% of the net capital requirement if greater		$ 495,058

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2013, filed on February 25, 2014.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule II
Computation of Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013
(In Thousands)

Credit balances:		
Customer-related fails to receive	$	6,808
Market value of short securities and credits in all suspense accounts over 30 calendar days		11,224
Total credit balances	$	18,032
Debit balances:		
Customer-related fails to deliver		6,840
Gross debits		6,840
Less 3%		(205)
Total debit balances	$	6,635
Reserve computation:		
Excess of total credits over total debits required to be on deposit in the "Reserve Bank Account"	$	11,397
Amount on deposit in the "Reserve Bank Account" at December 31, 2013	$	30,002

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2013, filed on February 25, 2014.

SunTrust Robinson Humphrey, Inc.
(A Wholly Owned Subsidiary of SunTrust Banks, Inc.)

Schedule III

Information Relating to Possession or Control Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

December 31, 2013

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3).	None
A. Number of items	None
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	None
B. Number of items	None

There are no material differences between this computation and the Company's amended, unaudited Form X-17A-5 as of December 31, 2013, filed on February 25, 2014.

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Supplementary Report of Independent Registered Public Accounting Firm on Internal Control Required by SEC Rule 17a-5(g)(1)

To The Board of Directors
SunTrust Robinson Humphrey, Inc.

In planning and performing our audit of the financial statements of SunTrust Robinson Humphrey, Inc. (the Company), as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States, we considered its internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g), including the following:

1. Making the periodic computations of aggregate debits and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e)
2. Making the quarterly securities examinations, counts, verifications and comparisons and the recordation of differences required by Rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System
4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial

statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the entity's financial statements will not be prevented, or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and was not designed to identify all deficiencies in internal control that might be deficiencies, significant deficiencies, or material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2013, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and other recipients specified by Rule 17a-5(d)(6) and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014

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Report of Independent Registered Public Accounting Firm on Applying Agreed-Upon Procedures

To the Board of Directors and Management of SunTrust Robinson Humphrey, Inc.:

We have performed the procedures enumerated below, which were agreed to by the Board of Directors and management of SunTrust Robinson Humphrey, Inc., the Securities Investor Protection Corporation (SIPC), the Securities and Exchange Commission, and the Financial Industry Regulatory Authority, in accordance with Rule 17a-5(e)(4) of the Securities Exchange Act of 1934. We performed the procedures solely to assist the specified parties in evaluating SunTrust Robinson Humphrey, Inc.'s compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. SunTrust Robinson Humphrey, Inc.'s management is responsible for SunTrust Robinson Humphrey, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries.

   There were no findings.

2. Compared the amounts reported to the audited Form X-17-A-5 for the period ended December 31, 2013 with the amounts reported in Form SIPC-7 for the year ended December 31, 2013.

   Clearing expenses of $1 million were not included as a deduction in Item No. 2c.(3).

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers.

   There were no findings.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related supporting schedules and working papers supporting the adjustments.

   There were no findings.

EY
Building a better working world

We were not engaged to and did not conduct an examination, the objective of which would be the expression of an opinion on compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7) for the year ended December 31, 2013. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Ernst + Young LLP

February 27, 2014